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S   IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *FB Equity Sales Corp. of michigan*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7373 West Saginaw Highway

(No. and Street)

Lansing   Michigan   48917
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory T. Fleet   (517) 323-7000 Ext. 2554
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC

(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave, Suite 1   Lansing   MI   48912
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



1A

OATH OR AFFIRMATION

I, __Steven R. Rock__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FB Equity Sales Corporation of Michigan__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

CATHERINE M. ELLIOTT
NOTARY PUBLIC, STATE OF MI
COUNTY OF CLINTON
MY COMMISSION EXPIRES Jun 9, 2012
ACTING IN COUNTY OF _Eaton_

Signature

__President__
Title

Catherine M. Elliott 2-15-10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


INDEPENDENT AUDITORS' REPORT

Board of Directors
FB Equity Sales Corporation of Michigan

We have audited the accompanying statements of financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2009 and 2008, and the related statements of net loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner Costerisan PC

February 15, 2010

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 94,369	$ 177,005
Commissions receivable	5,487	4,662
Related party receivable	54,026	52,527
Other receivables	3,344	1,754
Prepaid insurance	10,326	10,409
TOTAL ASSETS	$ 167,552	$ 246,357
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Related party payable	$ 30,871	$ 37,169
Commissions payable	2,803	2,633
Total liabilities	33,674	39,802
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares		
100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	590,000	590,000
Deficit	(466,122)	(393,445)
Total stockholder's equity	133,878	206,555
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 167,552	$ 246,357

See notes to financial statements. 3

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Commissions	$ 122,244	$ 121,368
Other revenue	3,079	2,996
Interest	683	5,598
Total revenues	126,006	129,962
EXPENSES:		
Commissions	54,560	59,008
Salaries and employee related costs	141,077	151,269
Administrative costs	49,139	51,895
Total expenses	244,776	262,172
Loss before income tax benefit	(118,770)	(132,210)
INCOME TAX BENEFIT	46,093	51,692
NET LOSS	$ (72,677)	$ (80,518)

See notes to financial statements.   4

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock	Additional paid-in capital	Deficit	Total
BALANCE, January 1, 2008	$ 10,000	$ 590,000	$ (312,927)	$ 287,073
DEDUCT:				
Net loss	-	-	(80,518)	(80,518)
BALANCE, December 31, 2008	10,000	590,000	(393,445)	206,555
DEDUCT:				
Net loss	-	-	(72,677)	(72,677)
BALANCE, December 31, 2009	$ 10,000	$ 590,000	$ (466,122)	$ 133,878

See notes to financial statements.

5

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (72,677)	$ (80,518)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Commissions receivable	(825)	7,719
Related party receivable	(1,499)	(26,284)
Other receivables	(1,590)	2,513
Prepaid insurance	83	84
Deferred income tax	-	11,142
Related party payable	(6,298)	(5,775)
Commissions payable	170	(3,344)
Total adjustments	(9,959)	(13,945)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(82,636)	(94,463)
CASH AND CASH EQUIVALENTS:		
Beginning of year	177,005	271,468
End of year	$ 94,369	$ 177,005

See notes to financial statements.   6

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market funds are carried at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

> ➤ Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
> ➤ All transactions must be processed on an application-way basis;
> ➤ Cannot receive any customer funds;
> ➤ Cannot receive securities under any circumstances;
> ➤ Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with FDIC insured financial institutions. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. Approximately 69% in 2009 and 75% in 2008 of commission revenue is from two different companies, each with a greater than 10% portion of total commissions.

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Federal income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. In 2008, Michigan implemented a new business tax which meets the definition of an income tax. These amounts are also due from the parent company. Amounts due from the parent company for income taxes amounted to $54,026 and $52,527 at December 31, 2009 and 2008, respectively.

NOTE 3 - INCOME TAXES (Concluded)

The provision for income tax expense at December 31 consists of the following:

	2009	2008
Federal		
Current	$ 40,170	$ 56,187
Deferred	-	(11,142)
Provision for federal income tax benefit	40,170	45,045
Michigan Business Tax	5,923	6,647
Provision for income tax benefit	$ 46,093	$ 51,692

Deferred taxes of $11,142, which reversed in 2008, arose from temporary differences resulting from program startup expenses of $31,834 deferred for tax purposes.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to approximately $175,000 and $191,000 for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, the amounts due to the related parties were $30,871 and $37,169, respectively. Also see Note 3.

NOTE 5 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

FB Equity Sales Corporation of Michigan received approximately $44,600 and $36,550 from Michigan Farm Bureau Financial Corporation for federal income tax refund during the period ending December 31, 2009 and 2008, respectively.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had regulatory net capital of $60,082 and a minimum regulatory net capital requirement of $5,000. The regulatory net capital ratio of the Company was .56 to 1.

NOTE 7 - SECURITIES INVESTOR PROECTION CORPORATION

FB Equity Sales Corporation has completed Form SIPC-3, Certification of Exclusion From Membership, and therefore is not subject to filing forms SIPC-6 and SIPC-7T as it is not a member of the Securities Investor Protection Corporation.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION
WITH COMPANY'S COMPUTATION AND STATEMENT PURSUANT TO
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANCE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL
Total stockholder's equity			$	133,878
Deductions and/or charges:				
Non-allowable assets:				
Other receivables	$	3,344		
12(b)1 trail receivables		4,955		
Prepaid insurance		10,326		
Related party receivable		54,026		72,651
Net capital before haircuts on securities positions:				61,227
Haircuts on securities (computed on money market funds included in cash and cash equivalents)				1,145
Net capital			$	60,082

AGGREGATE INDEBTEDNESS:
Items included in the statement of financial condition:		
Accounts and commissions payable	$	33,674

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required (Aggregate indebtedness of $33,674 at 6 2/3 percent or $5,000 if greater)	$	5,000
Excess net capital	$	55,082
Ratio: Aggregate indebtedness to net capital		.56:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.



Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Report on Internal Control Required by
SEC Rule 17a-5

Board of Directors
FB Equity Sales Corporation of Michigan

In planning and performing our audit of the financial statements and supplemental schedule of FB Equity Sales Corporation of Michigan (the Company), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 15, 2010



Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURED RELATED TO AN ENTITY'S CLAIM FOR EXLCUSION FROM MEMBERSHIP IN SIPC

Board of Directors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by FB Equity Sales Corporation of Michigan, (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make to representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2009 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2009 noting no differences; the company had interest revenue and payments received from Brokers because they didn't meet minimum production quotas which are include in the Schedule of Revenues

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2009 to supporting schedules and working papers, and internally prepared financial statements noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2009 and in the related schedules and working papers, and internally prepared financial statements noting no differences;

15

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2010

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2009

$	93,642	Commissions from distribution of shares of registered open end investment companies or unit investment trusts
	13,001	Commissions from sale of variable annuities
	15,601	Commissions from investment advisory services to one of more registred investment companies or insurance company separate accounts
	3,079	Payments received from brokers for not reaching production thresholds
	683	Interest revenue
$	126,006	Total revenues (as stated in the audited financial statements)

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission and
agreed upon procedures report required by SIPC)

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

	Page
Form X-17 A-5, Part III, Facing page	1A
Affirmation of officers	1B
Independent auditors' report	2
Financial statements	
Statements of financial condition	3
Statements of net loss	4
Statements of changes in stockholder's equity	5
Statements of cash flows	6
Notes to financial statements	7 - 10
Supplementary information	
Schedule I - Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and reconciliation with company's computation and statement pursuant to rule 17a-5(d)(4) of the Securities and Exchange Commission	11
Report on internal control required by SEC rule 17a-5	12 – 14
Independent accountants' report on applying agreed-upon procedures Related to an entity's claim for exclusion from membership in SIPC	15 – 16
Schedule of Revenues	17